April 25, 2008

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3651

Attention: Robert Bartelmes

Re:	Tellabs, Inc.

File No. 0-09692

Form 10-K for the fiscal year ended December 28, 2007

And Documents Incorporated by Reference

Ladies and Gentlemen:

Tellabs, Inc. (the “Company”) hereby submits the following responses to the comments contained in the letter from Robert Bartelmes of the Staff of the Securities and Exchange Commission (the “Commission”) dated April 2, 2008 (the “Comment Letter”) with respect to the above-referenced filings.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.

1. We note the statement on page six that you primarily work with two suppliers to manufacture your products. We also note the statement that your products contain components of proprietary design that are sourced from a single supplier. In the future, please disclose the nature of your relationship with such suppliers, including disclosure regarding whether such relationships are evidenced by verbal or written contracts. If material, disclose the terms of such contracts.

In response to the Staff’s comment, in future filings we will provide additional disclosure as to the nature of the Company’s relationships with its principal suppliers. Please note that our disclosure currently states that our products contain components which are generally available from multiple suppliers. This disclosure will be expanded to note that the current concentration of our contract manufacturers is not indicative of a limited number of suppliers capable of producing our products, but rather the result of a strategic initiative. Consolidating contract manufacturers is a common business model followed in our industry to improve production efficiency and innovation resulting from close working relationships with a few key suppliers. Our future disclosure will also identify the measures we have instituted to limit risk associated with our single source suppliers.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 25, 2008

The Company advises the Staff that its supplier arrangements are written and are such as ordinarily accompanies the kind of business conducted by the Company. Because the Company has concluded that its business is not substantially dependent on any of these contracts, the Company has determined that these contracts are not required to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Although we were not intending to update our manufacturing disclosure until the filing of our Form 10-K for fiscal 2008, absent the earlier occurrence of a material development, we include below for the Staff’s reference a current working draft of our revised manufacturing disclosure that reflects our contemplated expanded disclosures.

We outsource the manufacturing of our products to contract manufacturers. We currently perform this activity primarily with two contract manufacturers, though we do have written agreements with other contract manufacturers. We are active in the order, configuration and system assembly operations for our products.

We require our contract manufacturers to handle and dispose of any hazardous waste material from our manufacturing activities in compliance with all applicable foreign, Federal, state and local provisions. The cost of complying with environmental regulations has not had a material impact on capital expenditures, earnings or our competitive position.

The current concentration of our contract manufacturers is not indicative of a limited number of suppliers capable of producing our products, but rather the result of a strategic initiative. Consolidating contract manufacturers is a common business model followed in our industry in order to improve production efficiency and innovation resulting from close working relationships with a few key suppliers.

As is common in our industry, our products contain components that generally are available from multiple suppliers, as well as components of primarily Tellabs’ proprietary design that are sourced from a single supplier.

In some cases, long lead times may be required to develop alternative sources for proprietary components. If component supplies become limited, which has occurred on occasion, or if a proprietary component supplier is unable to meet our requirements and we cannot quickly source that component from another supplier, the resulting shortages could result in production delays and/or expedite costs that may affect our business adversely. To limit this risk with respect to our single source suppliers, we frequently negotiate for the right to use their technology or to allow a third party to manufacture their products, or require that they maintain a sufficient inventory of components, in the event the supplier were to go out of business or is otherwise unable to meet our requirements.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 25, 2008

We typically enter written agreements with our principal contract manufacturers and suppliers. Pursuant to the terms of our typical manufacturing supply agreements with our principal contract manufacturers and suppliers, however we are generally not obligated to use their services or purchase their products unless and until we place a firm purchase order.

2. In the future, disclose the importance and duration of all patents, trademarks, licenses, franchises and concessions held. See Item 101(c)(i)(iv) of Regulation S-K.

In response to the Staff’s comment, in future filings we will provide additional disclosure as to the relative importance and duration of the Company’s patents, trademarks and licenses. The Company supplementally advises the Staff that it does not have any franchises or concessions, and that its trademarks will not necessarily expire. The Company may continue to renew its trademark registrations provided they are still in use, and in some jurisdictions, trademark registrations may be renewed regardless of whether they are still in use. Accordingly, the Company does not intend to identify a duration for its trademarks.

Although we were not intending to update our intellectual property disclosure until the filing of our Form 10-K for fiscal 2008, absent the earlier occurrence of a material development, we include below for the Staff’s reference a current working draft of our revised intellectual property disclosure that reflects our contemplated expanded disclosures.

We maintain an active program to legally protect our investment in technology through intellectual property rights. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in which such right arises. We believe that our intellectual property rights are valuable and important to our business (including each of our segments).

We have various trade and service marks, both registered and unregistered, in the United States and in many foreign countries (collectively, “Marks”). These Marks are important because they differentiate our products and services within our industry. We are not aware of any factor that would inhibit our ability to use any of our major Marks.

We hold numerous U.S. patents and foreign patents, and we have numerous applications for patents pending in the United States and abroad, respectively. Our patents expire at various dates between [month], [year] and [year], with approximately half of our patents expiring after [year]. We are not substantially dependent on any single patent. We maintain an active program that seeks to legally protect, through patents, various of our developments and innovations. There is no assurance, however, that we will be able to obtain or maintain each patent that we pursue. We also cannot predict whether patents that we obtain will necessarily provide us with any competitive advantage or whether such patents will be challenged by third parties. Beyond patents, we rely on copyright, trade secret and other mechanisms designed to help establish, secure, maintain and protect our intellectual property.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 25, 2008

Through various licensing arrangements, we grant certain rights to our intellectual property and receive certain rights to intellectual property of others. We expect to maintain current licensing arrangements and to secure licensing arrangements in the future, as needed and to the extent available on reasonable terms and conditions, to support continued development and marketing of our products and services. Some of these licensing arrangements require or may require royalty payments and other licensing fees. The amount of these payments and fees may depend on various factors, including but not limited to, the structure of royalty payments, offsetting considerations, if any, and the degree of use of the licensed technology. We are not substantially dependent on any single license.

We believe that the duration of legal protection for our intellectual property and the duration of our licensing arrangements are adequate relative to the expected lives of our products and services.

3. Reference is made to the risk factor at the top of page 11 entitled “A limited number of customers represent a large potion of our revenue.” In the future, please discuss the material terms of your material contracts with those customers (including Verizon, AT&T and Sprint Nextel). Also, please file the related contracts under Regulation S-K item 601(b)(10) or advise us why you believe it is appropriate not to include these contracts as exhibits.

In response to the Staff’s comment, in future filings we will provide additional disclosure highlighting the market characteristics of our industry, the significant number of individual contracts that underlie the revenues derived from our principal customers and their affiliates and business units, as well as a general description of the nature of our typical customer supply arrangements. As of April 22, 2008, the Company was party to more than ten separate and distinct contracts with these principal customers or one of their respective affiliates or business units. These contracts typically relate to a single type of product or product category and typically have separate terms, conditions, maturities and termination trigger events. Each of these contracts is such as ordinarily accompanies the kind of business conducted by the Company. The Company’s business is not substantially dependent on any of these contracts, and in 2007 only one of these contracts represented more than ten percent of the Company’s revenues. The amount of revenue related to a specific contract varies year over year and is dependent on customer ordering behavior. For these reasons, the Company has concluded that these contracts are not required to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Although we were not intending to update our customer concentration risk factor until the filing of our Form 10-K for fiscal 2008, absent the earlier occurrence of a material development, we include below for the Staff’s reference a current working draft of our revised customer concentration risk factor that reflects our contemplated expanded disclosures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 25, 2008

Revenue from customers within North America was     % of consolidated revenue in 2008 and 74% in 2007. Revenue from international customers was     % of consolidated revenue in 2008 and 26% in 2007.

We are in the business of manufacturing and supplying network equipment to communications service providers on a worldwide basis. Our customers’ business has been characterized by significant consolidation in recent years, and as a result, a significant portion of our revenues are concentrated in a few global customers. We generally have multiple agreements with these major customers. Revenue from Verizon (including Verizon Wireless) was     % of consolidated revenue in 2008 and 37% in 2007. Revenue from AT&T (including the former BellSouth and Cingular) was     % of consolidated revenue in 2008 and 16% in 2007. No other customer in 2008 or 2007 accounted for more than 10% of consolidated revenue. As of December     , 2008, we were party to more than          separate and distinct contracts with these principal customers or one of their respective affiliates or business units. These contracts typically relate to a single type of product or product category, and generally obligate us to provide products upon receipt of an order from the customer, but do not obligate the customer to purchase products from us. The Company’s business is not substantially dependent on any of these contracts, and in 2008      of these contracts represented more than ten percent of the Company’s revenues. The amount of revenue related to a specific contract varies year over year and is dependent on customer ordering behavior.

4. In the future, please include a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs rather than vaguely referring to “the foreseeable future.” We consider “long-term” to be the period in excess of the next twelve months. See Section IILC of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

In response to the Staff’s comment, in future filings we will provide additional disclosure as to our ability to meet both our short-term and long-term liquidity needs.

Although we are still in the process of drafting our Form 10-Q for first quarter of 2008, we include below for the Staff’s reference a current working draft of the MD&A section regarding liquidity which gives effect to our proposed expanded disclosures.

Based on historical performance and current forecasts, we believe that our cash and marketable securities will satisfy our working capital needs, capital expenditures and other liquidity requirements related to our existing operations for the next twelve months. Future available sources of working capital, including cash, cash equivalents, marketable securities, cash generated from future operations, short-term or long-term financing, equity offerings or any combination of these sources, should allow us to meet our long-term liquidity needs. Our current policy is to use our liquidity, financial strength and stability to expand our business, potentially through acquisitions, to repurchase our common stock and to fund our business operations. We do not anticipate paying a cash dividend in the foreseeable future.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 25, 2008

5. We note your use of financial performance and individual goals with respect to bonus payments and long-term equity incentive awards. Identify these objectives in future filings unless doing so would cause the company material competitive harm. If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K. If your analysis results in your determination that such performance-related factors are properly excluded from future disclosure, please provide the alternate disclosure provided for in the same Instruction.

Where applicable in future filings, the Company will provide appropriate disclosures with respect to those compensation decisions where financial performance and individual goals are met and such goals are material to an investor’s understanding of the bonus payments awarded to, or long-term incentive awards earned by the Company’s named executive officers.

In connection with the foregoing responses, the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the Comment Letter, but please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

/s/ Timothy J. Wiggins
Timothy J. Wiggins, Executive Vice President and
Chief Financial Officer

cc: Jessica Plowgian, Staff Attorney